Mail Stop 4561
	 								April 14, 2006

VIA U.S. MAIL AND FAX (714) 848-7701

Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

      Re:	Qunitek Technologies, Inc.
      Form 10-KSB/A for the fiscal year ended June 30, 2004
		Form 10-QSB for the quarterly period ended September 30,
2004
		Form 10-QSB for the quarterly period ended December 31,
2004
      Form 10-QSB for the quarterly period ended March 31, 2005
      File No. 000-29719

Dear Mr. Haag:

      We have reviewed your response letter filed March 10, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended June 30, 2004

Factoring Payable, page F-14
1. We have reviewed your response to comment #1.  You have
indicated
that no liability was recognized at June 30, 2004 for the
1,500,000
warrants payable to the factoring company, because the factoring company waived its right to receive the warrants, yet in your Form 10-K for the year ended June 30, 2005, you indicate that those warrants were in fact issued. Given this, it does not appear that it would be appropriate to derecognize the liability for the warrants
payable at June 30, 2004.   Please restate your financial
statements
for the fiscal year ended June 30, 2004 to record the liability.

Stockholders Equity, page F-16
2. We have reviewed your response to comment #3. Please tell us why no beneficial conversion feature and related interest expense was recorded related to the loans payable to former employees, amounting to $211,756, as of June 30, 2004. It appears from your disclosure that these notes were due on demand as of June 30, 2004, and that the loans were convertible to common shares at below-market prices.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3403.

Sincerely,



Steven C. Jacobs
Branch Chief


Mr. Andrew Haag
Quintek Technologies, Inc.
April 14, 2006
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